UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CINCINNATI BELL INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

171871502

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares (as defined herein) outstanding as of January 31, 2020 as disclosed by the Issuer (as defined herein) in its annual report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2020 (the “10-K”).

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V BD AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Credit Hedge Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on September 7, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by certain of the Reporting Persons on November 9, 2018, Amendment No. 2 to the Original Schedule 13D filed by certain of the Reporting Persons on November 21, 2018, Amendment No. 3 to the Original Schedule 13D filed by certain of the Reporting Persons on December 11, 2018, and Amendment No. 4 to the Original Schedule 13D filed by certain of the Reporting Persons on April 10, 2019 (as so amended, the “13D Filing”, and together with this Amendment No. 5, the “Schedule 13D”). Except as amended in this Amendment No. 5, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 5 as so defined in the 13D Filing, unless otherwise defined in this Amendment No. 5.

Item 2. Identity and Background

Items 2(a), 2(b) and 2(c) of the 13D Filing are hereby amended and restated as follows:

(a) This statement is being filed jointly by (i) ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV”), (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) AF V US BD Holdings, L.P. (“AF V US BD Holdings”), (iv) AF V US BD Holdings GP LLC, (v) AF V BD AIV, L.P. (“AF V BD AIV”) (vi) Ares Credit Hedge Fund LP (“Ares Credit Hedge Fund”), (vii) Ares Capital Management III LLC (“Ares Capital Management III”), (viii) Ares Management LLC, (ix) Ares Management Holdings L.P. (“Ares Management Holdings”), (x) Ares Holdco LLC (“Ares Holdco”), (xi) Ares Holdings Inc. (“Ares Holdings”), (xii) Ares Management Corporation (“Ares Management”), (xiii) Ares Voting LLC (“Ares Voting”), (xiv) Ares Management GP LLC (“Ares Management GP”) and (xv) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a joint filing agreement, dated as of March 2, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined below) and the other individuals set forth in Schedule A to this Amendment No. 5 (such other individuals together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The manager of ASSF IV AIV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC. The general partner of AF V US BD Holdings is AF V US BD Holdings GP LLC, the sole member of AF V US BD Holdings GP LLC is AF V BD AIV, and the manager of AF V BD AIV is Ares Management LLC. The manager of Ares Credit Hedge Fund is Ares Capital Management III, and the sole member of Ares Capital Management III is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Holdings.  The sole stockholder of Ares Holdings is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date hereof, the holders of the Class B Common Stock and the Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The officers and directors of Ares Management and their principal occupations are set forth in Schedule A to this Amendment No. 5. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. The present principal occupation of each of the Board Members is set forth in Schedule A to this Amendment No. 5.

Each of the Reporting Persons (other than each of ASSF IV AIV, AF V US BD Holdings, and Ares Credit Hedge Fund, with respect to the Common Shares held directly by each of them), and the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Shares, for purposes of Section 13(d) of the Act and the rules thereunder.

Schedule A first referenced in Item 2(b) of the 13D Filing is hereby amended and restated as the Schedule A attached to this Amendment No. 5.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The paragraph under the heading “The Equity Funding Letters and Updated Equity Funding Letters” under Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by inserting the following after the second paragraph of Item 4:

Binding Offer Letter

On February 27, 2020, certain affiliates of MIP V (FCC) AIV, L.P. (“MIP V” and, such affiliates, the “MIP V Affiliates”), a fund managed by Macquarie Infrastructure and Real Assets, Inc., sent a binding offer letter to the directors of the Issuer’s Board (the “Proposal”), outlining the terms of an irrevocable offer (the “Offer”) to acquire the Issuer in a merger for $12.50 per Common Share in cash.  The terms and conditions of the Offer were set forth in the Proposal and the documents attached to the Proposal, including, among other documents (i) an Agreement and Plan of Merger (the “Merger Agreement”); (ii) Equity Funding Letters from MIP V and certain affiliates of the Reporting Persons; and (iii) Limited Guarantees from MIP V and certain affiliates of the Reporting Persons, each as described below. The Proposal provided that the Offer would be automatically withdrawn and revoked with no further action required, and the executed Merger Agreement, Equity Funding Letters and Limited Guarantees would be deemed null and void on the earlier to occur of: (a) the time at which the Issuer notified the MIP V Affiliates in writing that it was not accepting the Offer; and (b) 11:59 p.m. New York time on March 10, 2020, if the Issuer had not delivered an executed signature page to the Merger Agreement submitted with the Offer by such time (the “Offer Termination”).

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Proposal, a copy of which is filed as Exhibit 99.5 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Subsequently on February 27, 2020, representatives of MIP V received notice that the Issuer had entered into an amendment (the “Brookfield Amendment”) to its existing Agreement and Plan of Merger, dated December 21, 2019, by and among the Issuer, Charlie AcquireCo Inc. and Charlie Merger Sub Inc. (as amended, the “Brookfield Merger Agreement”) and that it was terminating discussions with MIP V.  As a result, an Offer Termination occurred, the Offer was automatically withdrawn and revoked, and the executed Merger Agreement, Equity Funding Letters and Limited Guarantees were deemed null and void.

On February 28, 2020, the Issuer issued a press release announcing that it has entered into the Brookfield Amendment, which increased the merger consideration payable to each holder of Common Shares to $12.50 per in cash, from $10.50 in cash, and increased the termination fee payable by the Issuer in certain circumstances to $21.39 million, from $17.91 million.

On March 2, 2020, the MIP V Affiliates submitted an updated binding offer letter to the Board (the “Updated Proposal”) outlining the terms of an irrevocable offer (the “Updated Offer”) to acquire the Issuer in a merger (the “Merger”) for $13.50 per Common Share in cash. The terms and conditions of the Updated Offer were set forth in the Updated Proposal and the documents attached to the Updated Proposal, including, among other documents (i) an updated Merger Agreement (the “Updated Merger Agreement”); (ii) Updated Equity Funding Letters (as defined below); and (iii) Updated Limited Guarantees (as defined below). The Updated Proposal provided that the Updated Offer would be automatically withdrawn and revoked with no further action required, and the executed Updated Merger Agreement, the Updated Equity Funding Letters and the Updated Limited Guarantees would be deemed null and void on the earlier to occur of: (a) the time at which the Issuer notifies the MIP V Affiliates in writing that it is not accepting the Updated Offer; and (b) 11:59 p.m. New York time on March 10, 2020, if the Issuer has not delivered an executed signature page to the Updated Merger Agreement submitted with the Updated Offer by such time. The foregoing description of the Updated Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Updated Proposal, a copy of which is filed as Exhibit 99.6 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

The Merger Agreement and Updated Merger Agreement

The Proposal included a copy of the Merger Agreement, executed by the MIP V Affiliates, which set forth the definitive terms pursuant to which the MIP V Affiliates would have acquired 100% of the outstanding Common Shares for cash consideration of $12.50 per share, payable at the closing of the merger.  As a result of the Offer Termination, the Merger

Agreement is deemed null and void.  The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, a copy of which is filed as Exhibit 99.7 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

On March 2, 2020, and in connection with the Updated Proposal, the MIP V Affiliates submitted the Updated Merger Agreement which sets forth the definitive terms pursuant to which, if executed by the Issuer prior to 11:59 p.m. New York time on March 10, 2020, the MIP V Affiliates will acquire 100% of the outstanding Common Shares for cash consideration of $13.50 per Common Share, payable at the closing of the Merger.  The Updated Merger Agreement contains substantially similar terms as the Merger Agreement, but (i) increases the merger consideration payable to each holder of Common Shares to $13.50 in cash, from $12.50 in cash, and (ii) reflects the increased termination fee payable by the Issuer to Charlie AcquireCo Inc. and Charlie Merger Sub Inc. pursuant to the Brookfield Amendment in the event the Issuer terminates the Brookfield Merger Agreement in certain circumstances.  The foregoing description of the Updated Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Updated Merger Agreement, which are evidenced by a changed pages blackline showing the differences between the Updated Merger Agreement and the Merger Agreement, a copy of which is filed as Exhibit 99.8 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

The Equity Funding Letters and Updated Equity Funding Letters

In connection with the Proposal, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., each an affiliate of the Reporting Persons (such affiliates, collectively, the “Funds”), agreed to, subject to terms and conditions set forth in the equity funding letters, dated as of February 27, 2020 (the “Equity Funding Letters”), make available or cause to be made available to the MIP V Affiliates up to an aggregate of $300,000,000 in cash in order to: (i) fund (and in the amount necessary to fund) a portion of the merger consideration payable to holders of Common Shares under the Merger Agreement; (ii) refinance any credit facility or other indebtedness of the Issuer or any subsidiary of the Issuer that will not continue after the consummation of the Merger; and (iii) pay any fees and expenses of or payable by the MIP V Affiliates in connection with the merger.  As a result of the Offer Termination, the Equity Funding Letters are deemed null and void.  The foregoing description of the Equity Funding Letters does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Funding Letters, copies of which are filed as Exhibit 99.9 and Exhibit 99.10 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

On March 2, 2020, and in connection with the Updated Proposal, the Funds agreed to enter into updated equity funding letters (the “Updated Equity Funding Letters”) with substantially identical terms as the Equity Funding Letters.  The foregoing description of the Updated Equity Funding Letters does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Updated Equity Funding Letters, which are evidenced by changed pages blacklines showing the differences between the Equity Funding Letters and the Updated Equity Funding Letters, copies of which are filed as Exhibit 99.11 and Exhibit 99.12 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

The Limited Guarantees and Updated Limited Guarantees

In connection with the Proposal, the Funds proposed to enter into Limited Guarantees guaranteeing certain obligations of the MIP V Affiliates under the Merger Agreement (the “Limited Guarantees”), including the payment of a portion of the Parent Termination Fee (as defined in the Merger Agreement) in the event the Merger Agreement had been executed by the Issuer and subsequently terminated under specific circumstances.  Under the Merger Agreement, the Parent Termination Fee would become payable if the Issuer terminated the Merger Agreement if: (i) either MIP V Affiliate breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement such that the applicable closing conditions would not be satisfied; (ii) the requisite Issuer shareholder approval is not obtained at the shareholders meeting; or (iii) the MIP V Affiliates terminate the Merger Agreement due to the Issuer’s breach of its representations and warranties or failure to perform its covenants or agreements contained in the Merger Agreement such that the applicable closing condition would not be satisfied, and at such time the Issuer could have terminated the Merger Agreement pursuant to clauses (i) or (ii).  As a result of the Offer Termination, the Limited Guarantees are deemed null and void.  The foregoing description of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Limited Guarantees, copies of which are filed as Exhibit 99.13 and Exhibit 99.14 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

On March 2, 2020, and in connection with the Updated Proposal, the Funds proposed to enter into updated Limited Guarantees guaranteeing certain obligations of the MIP V Affiliates under the Updated Merger Agreement (the “Updated Limited Guarantees”), with substantially similar terms as the Limited Guarantees.  The foregoing description of the Updated

Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Updated Limited Guarantees, which are evidenced by changed pages blacklines showing the differences between the Limited Guarantees and the Updated Limited Guarantees, copies of which are filed as Exhibit 99.15 and Exhibit 99.16  to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

The Transaction Conduct Agreement

On February 27, 2020, the Funds entered into a Transaction Conduct Agreement with MIP V (the “Transaction Conduct Agreement”).  Pursuant to the Transaction Conduct Agreement, the Funds and MIP V have agreed to certain terms and conditions that will govern the actions of, and the relationship among, the Funds and MIP V with respect to the Updated Merger Agreement, the Updated Equity Funding Letters and the Updated Limited Guarantees, and MIP V is prohibited from causing the MIP V Affiliates to amend, vary or waive any term or condition of the Updated Merger Agreement without the prior written consent of the Funds.  Pursuant to the Transaction Conduct Agreement, and in the event the Merger is consummated, the Funds will be obligated to make capital contributions to the MIP V Affiliates.  In exchange for such capital contributions, the Funds will be entitled to subscribe to their respective membership interests of an MIP V Affiliate.  The foregoing description of the Transaction Conduct Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the terms and conditions of the Transaction Conduct Agreement, which is filed as Exhibit 99.17 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Shares and the percentage of the Common Shares beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Shares deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Shares during the past 60 days.

(d) Certain Rights of Other Persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last two sentences of Item 6 of the 13D Filing are hereby amended and restated as follows:

The responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached to this Amendment No. 5, are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended to add the following:

Exhibit 99.4	Joint Filing Agreement, dated as of March 2, 2020, by and among the Reporting Persons.
Exhibit 99.5	Letter to the members of the Board of Directors of the Issuer, dated as of February 27, 2020.
Exhibit 99.6	Letter to the members of the Board of Directors of the Issuer, dated as of March 2, 2020.
Exhibit 99.7	Agreement and Plan of Merger, proposed to be entered into by and among the Issuer and the MIP V Affiliates, dated as of February 27, 2020.
Exhibit 99.8	Changed Pages Blackline showing the differences between the Merger Agreement and the Updated

Merger Agreement.
Exhibit 99.9	Equity Funding Letter by Ares Special Situations Fund IV, L.P., dated as of February 27, 2020.
Exhibit 99.10	Equity Funding Letter by ASOF Holdings I, L.P., dated as of February 27, 2020.
Exhibit 99.11	Changed Pages Blackline showing the differences between the Equity Funding Letter and Updated Equity Funding Letter by Ares Special Situations Fund IV, L.P.
Exhibit 99.12	Changed Pages Blackline showing the differences between the Equity Funding Letter and Updated Equity Funding Letter by ASOF Holdings I, L.P.
Exhibit 99.13	Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer, dated as of February 27, 2020.
Exhibit 99.14	Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer, dated as of February 27, 2020.
Exhibit 99.15	Changed Pages Blackline showing the differences between the Limited Guarantee and the Updated Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer.
Exhibit 99.16	Changed Pages Blackline showing the differences between the Limited Guarantee and the Updated Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer.
Exhibit 99.17	Transaction Conduct Agreement, by and among MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., dated as of February 27, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 2, 2020

ASSF IV AIV B HOLDINGS III, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS, L.P.

By:	AF V US BD HOLDINGS GP LLC
Its General Partner

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS GP LLC

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V BD AIV, L.P.

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CREDIT HEDGE FUND LP

By:	ARES CAPITAL MANAGEMENT III LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CAPITAL MANAGEMENT III LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.4	Joint Filing Agreement, dated as of March 2, 2020, by and among the Reporting Persons.
Exhibit 99.5	Letter to the members of the Board of Directors of the Issuer, dated as of February 27, 2020.
Exhibit 99.6	Letter to the members of the Board of Directors of the Issuer, dated as of March 2, 2020.
Exhibit 99.7	Agreement and Plan of Merger, proposed to be entered into by and among the Issuer and the MIP V Affiliates, dated as of February 27, 2020.
Exhibit 99.8	Changed Pages Blackline showing the differences between the Merger Agreement and the Updated Merger Agreement.
Exhibit 99.9	Equity Funding Letter by Ares Special Situations Fund IV, L.P., dated as of February 27, 2020.
Exhibit 99.10	Equity Funding Letter by ASOF Holdings I, L.P., dated as of February 27, 2020.
Exhibit 99.11	Changed Pages Blackline showing the differences between the Equity Funding Letter and Updated Equity Funding Letter by Ares Special Situations Fund IV, L.P.
Exhibit 99.12	Changed Pages Blackline showing the differences between the Equity Funding Letter and Updated Equity Funding Letter by ASOF Holdings I, L.P.
Exhibit 99.13	Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer, dated as of February 27, 2020.
Exhibit 99.14	Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer, dated as of February 27, 2020.
Exhibit 99.15	Changed Pages Blackline showing the differences between the Limited Guarantee and the Updated Limited Guarantee proposed to be made by Ares Special Situations Fund IV, L.P. to the Issuer.
Exhibit 99.16	Changed Pages Blackline showing the differences between the Limited Guarantee and the Updated Limited Guarantee proposed to be made by ASOF Holdings I, L.P. to the Issuer.
Exhibit 99.17	Transaction Conduct Agreement, by and among MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., dated as of February 27, 2020.

SCHEDULE A

BOARD OF MANAGERS OF

ARES PARTNERS HOLDCO LLC

Name	Present Principal Occupation and Employment
Michael J Arougheti	Co-Founder, Chief Executive Officer and President of Ares Management
Ryan Berry	Chief Marketing and Strategy Officer of Ares Management
R. Kipp deVeer	Head of Credit Group of Ares Management
David B. Kaplan	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
Michael R. McFerran	Chief Operating Officer and Chief Financial Officer of Ares Management
Antony P. Ressler	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

DIRECTORS AND EXECUTIVE OFFICERS OF

ARES MANAGEMENT CORPORATION

Name	Director/Executive Officer	Present Principal Occupation and Employment
Michael J Arougheti	Director and Executive Officer	Co-Founder, Chief Executive Officer and President of Ares Management
David B. Kaplan	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
Antony P. Ressler	Director and Executive Officer	Co-Founder, Executive Chairman of Ares Management
Bennett Rosenthal	Director and Executive Officer	Co-Founder, Co-Chairman of the Private Equity Group of Ares Management
R. Kipp deVeer	Director and Executive Officer	Head of Credit Group of Ares Management
Paul G. Joubert	Director	Founding Partner of EdgeAdvisors and a Venture Partner in Converge Venture Partners
Michael Lynton	Director	Chairman of the Board of Snap Inc.
Dr. Judy Olian	Director	President of Quinnipiac University
Antoinette C. Bush	Director	Executive Vice President and Global Head of Government Affairs for News Corp
Ryan Berry	Executive Officer	Chief Marketing and Strategy Officer of Ares Management
Michael R. McFerran	Executive Officer	Chief Operating Officer and Chief Financial Officer of Ares Management
Naseem Sagati Aghili	Executive Officer	General Counsel and Secretary of Ares Management

The address for all of the persons listed above is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.